

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2007

By Facsimile and U.S. Mail

Mr. William J. Lyons
Chief Financial Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

> **Re:** **Consol Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 20, 2007**
> **Response Letter Dated May 8, 2007**
> **Response Letter Dated June 1, 2007**
> **File No. 001-14901**

Dear Mr. Lyons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief